EXHIBIT 21.1

LIST OF SUBSIDIARIES OF BITECH TECHNOLOGIES CORPORATION

Name of Subsidiary	Ownership Interest in Subsidiary	Jurisdiction of Formation
Quad Video Halo, Inc.	100.0%	Texas
Concussion & Spine Injury Solutions, Inc.	100.0%	Texas
Bitech Mining Corporation	100.0%	Wyoming